

No Act

P.E. 12/28/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

15008603

DIVISION OF
CORPORATION FINANCE

February 9, 2016

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (i)(3)
Public
Availability: 2-9-16

Re: Bank of America Corporation
Incoming letter dated December 28, 2015

Dear Mr. Mueller:

This is in response to your letter dated December 28, 2015 concerning the shareholder proposal submitted to Bank of America by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 21, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Brandon J. Rees
American Federation of Labor and Congress of Industrial Organizations
brees@aflcio.org

February 9, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 28, 2015

The proposal requests that the board adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. We are also unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 21, 2016

Via electronic mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Bank of America's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Bank of America Corporation (the "Company"), by letter from the Company's counsel dated December 28, 2015, that it may exclude a shareholder proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent") from the Company's proxy statement and form of proxy for the Company's 2016 Annual Meeting of Stockholders.

I. Introduction

Proponent's shareholder proposal requests:

> that the Board of Directors adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute").
>
> For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

> This policy shall be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in existence on the date this proposal is adopted, and it shall apply only to equity awards or plan amendments that shareholders approve after the date of the 2016 annual meeting.

The Company's December 28, 2015 letter to the Office of Chief Counsel of the Division of Corporation Finance wrongly claims that, pursuant to Rule 14a-8(i)(3), it may omit the Proposal because it violates Rule 14a-9 that prohibits materially false or misleading statements, and that the Proposal is vague and misleading. The Company's request that the Division of Corporate Finance concur with its intention to exclude the Proposal should be rejected for the reasons below.

II. The Proposal is not misleading because the Board's Compensation Committee retains discretion to accelerate certain equity awards

The Company incorrectly asserts that the Proposal violates Rule 14a-9 because it contains the statement that "our Company's Key Employee Equity Plan gives discretion to the Compensation and Benefits Committee to provide for the vesting of unvested equity awards for executives who voluntarily resign from the Company." This statement refers to the Key Employee Equity Plan's Termination of Employment provisions that give the Compensation and Benefits Committee the sole discretion to determine whether terminated employees have the right to receive unvested awards:[1]

> 6.8 Termination of Employment. Each Participant's Option Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant's employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all Options issued pursuant to this Article 6, and may reflect distinctions based on the reasons for termination of employment.
>
> 7.7 Termination of Employment. Each SAR Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant's employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all SARs issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of employment.

---

[1] Bank of America, Proxy Statement (Form DEF 14A), Appendix A (March 26, 2015), available at https://www.sec.gov/Archives/edgar/data/70858/000119312515106302/d825862ddef14a.htm.

> 8.8 Termination of Employment. Each Restricted Stock or Restricted Stock Unit Award Agreement shall set forth the extent to which the Participant shall have the right to receive unvested Restricted Shares or Restricted Stock Units following termination of the Participant's employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all Shares of Restricted Stock or Restricted Stock Units issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of employment.

The Company states that the Plan's Section 3.4 ("Limitation on Vesting For Awards") provision limits the ability of the Compensation and Benefits Committee to accelerate vesting following a termination of employment. Section 3.4 provides that "any stock-settled Award that vests solely on the basis of the passage of time (e.g., not on the basis of achievement of performance goals) shall not vest more quickly than ratably over the three (3) year period beginning on the first anniversary of the Award."

However, the Section 3.4 limitation on accelerated vesting only applies to stock-settled awards and does not apply to cash-settled awards. Cash-settled awards are permitted for stock options under Section 6.6 of the Plan, for stock appreciation rights under Section 7.5 of the Plan, and for restricted stock units under Section 8.5 of the Plan. These cash-settled equity awards would be subject to the Proposal's request that the Board of Directors adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service.

In addition, Section 3.4 only applies to time-vesting awards and does not apply to performance-vesting awards under the Plan. Performance-vesting awards are authorized under Section 9.1 of the Plan which states "The right of a Participant to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee." Performance-vesting awards therefore would be subject to the Proposal's requested policy to ban accelerated vesting for senior executives who enter government service.

Accordingly, Section 3.4 of the Plan does not render the Proposal's supporting statement misleading. Notwithstanding this section's limitations on accelerated vesting, Plan still gives the Compensation and Benefits Committee discretion to accelerate equity awards if they are cash-settled or performance-vesting. This discretion could be used to accelerate the vesting of certain unvested equity awards for executives who voluntarily resign from the Company to enter government service. For this reason, the Company's request to exclude the Proposal as misleading should be rejected.

III. Stockholders and the Company are able to determine with reasonable certainty exactly what actions or measures the Proposal requires

The Company also inaccurately claims that the third paragraph of the Proposal is vague and misleading because it states that the requested policy "shall apply only to equity awards or plan amendments that shareholders approve after the date of the 2016 annual meeting." The Company argues that the use of the disjunctive "or" in this sentence means that the requested policy could apply to equity awards submitted to shareholder approval after the 2016 annual meeting or to plan amendments that are submitted to shareholders after the 2016 annual meeting.

However, when read in the context of the entire Proposal, the meaning of paragraph three is clear that the Proposal is intended to be forward looking to future awards and plan amendments. The natural reading of paragraph three is that the Proposal's requested policy shall only apply to equity awards made after the date of the 2016 annual meeting, and that any Plan amendments made after the date of the 2016 annual meeting should also comply with the policy requested by the Proposal.

In In *Staff Legal Bulletin No. 14B (September 15, 2004)*, the Division of Corporate Finance Staff explained its approach to requests to exclude vague or indefinite shareholder proposals under Rule 14a-8(i)(3):

> the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result;

Under this standard, any ambiguity in the meaning of paragraph three of the Proposal does not render the Proposal so inherently vague that shareholders or the Company will not be able to determine with reasonable certainty exactly what actions or measures the Proposal requires. Because the Proposal is only a recommendation to the Board of Directors, shareholders will reasonably assume that the Board of Directors will use its judgement to determine when to apply the requested policy. For this reason, the Company's request to exclude the Proposal for vagueness should be rejected.

IV. Conclusion

For the above reasons, the Company has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(i)(3) on the grounds that the Proposal is misleading or vague. We note that the Division of

Corporate Finance recently rejected similar Rule 14a-8(i)(3) objections to the Proponent's identical proposal in *Lazard Ltd.* (January 20, 2016). Since Company has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal, the Proposal should come before the Company's shareholders at the 2016 Annual Meeting.

Sincerely,



Brandon J. Rees, Deputy Director
Office of Investment

cc: shareholderproposals@gibsondunn.com

BJR/sdw
opeiu #2, afl-cio

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 28, 2015

<u>VIA ELECTRONIC MAIL</u>

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re: *Bank of America Corporation*
Stockholder Proposal of AFL-CIO Reserve Fund
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Bank of America Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statements") received from the AFL-CIO Reserve Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal relates to what it refers to as "Government Service Golden Parachutes" and states:

> RESOLVED: Shareholders of Bank of America Corporation (the "Company") request that the Board of Directors adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute").
>
> . . .
>
> This policy . . . shall apply only to equity awards or plan amendments that shareholders approve after the date of the 2016 annual meeting.

Among other things, the Supporting Statements assert:

> Our Company's Key Employee Equity Plan gives the Compensation and Benefits Committee discretion to grant the right to unvested equity-based awards upon termination.
>
> . . .
>
> The vesting of equity-based awards over a period of time is a powerful tool for companies to attract and retain talented employees. But contrary to this goal, our Company's Key Employee Equity Plan gives discretion to the Compensation and Benefits Committee to provide for the vesting of unvested equity awards for executives who voluntarily resign from the Company.

A copy of the Proposal and the Supporting Statements, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Supporting Statements contain false statements regarding the ability to accelerate vesting of stock-settled awards under the Company's Key Employee Equity Plan which are material to stockholders' understanding of the Proposal, and because the Proposal's limited applicability in the context of the Company's executive compensation programs renders the Proposal vague and misleading.

ANALYSIS

Rule 14a-8(i)(3) provides that a company may exclude a stockholder proposal from its proxy statement if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), the Staff stated that exclusion under Rule 14a-8(i)(3) may be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." In applying this standard, the Staff has concurred with the exclusion of a proposal where, such as the case with the Proposal, it contains false and misleading statements that relate to its fundamental premise.

For example, the Staff concurred with the exclusion of a proposal analogous to the Proposal. In *General Electric Co.* (avail. Jan. 6, 2009), a proposal requested that the company adopt a policy that would prohibit any director who received more than 25% in "withheld" votes from serving on any key board committee for two years. The company, however, had a majority voting standard that, although not eliminating all instances in which plurality voting (and thus "withhold" votes) applied in the election of directors, meant that the company typically did not provide a means for stockholders to "withhold" votes. The company argued that the proposal was based on the false underlying assertion that the company routinely employed a plurality standard in the election of directors because the proposal referred to "withheld" votes in the election of directors. The Staff concurred with the company that the proposal therefore was excludable under Rule 14a-8(i)(3). *See also J.P. Morgan Chase & Co. (Investor Voice)* (avail. Mar. 11, 2014, *recon. denied* Mar. 28, 2014) (same).

Similarly, in *State Street Corporation* (avail. Mar. 1, 2005), the Staff concurred that a proposal purporting to exempt the board of directors from certain specified provisions of state law could be omitted from the company's proxy materials in reliance on Rule 14a-8(i)(3) because the proposal contained multiple erroneous citations to a non-existent section of the Massachusetts General Law (as the statute had recently been revised). Although the goals of this proposal were clearly laid out (*i.e.*, to exempt the company from a provision of the statute that requires public companies to have staggered boards and thereby implement the annual election of directors and permit the removal of directors by stockholders with or without cause), the multiple citations to the nonexistent section of the statute rendered the entire proposal materially false and misleading. More recently, in *Ferro Corp.* (avail. Mar. 17, 2015), the Staff concurred that the company could exclude a proposal requesting that the company reincorporate from Ohio to Delaware because the proposal's supporting statements contained a number of assertions that misrepresented the differences between Ohio and Delaware corporate law.

Here, the Supporting Statements include false and misleading assertions regarding the Company's stockholder-approved Key Employee Equity Plan. The Proposal requests a policy prohibiting the vesting of equity-based awards for senior executives who resign to enter government service. In support for the need for such a policy, the Supporting Statements focus specifically on the Bank of America Corporation Key Employee Equity Plan and assert:

> Our Company's Key Employee Equity Plan gives the Compensation and Benefits Committee discretion to grant the right to unvested equity-based awards upon termination.
>
> . . .
>
> The vesting of equity-based awards over a period of time is a powerful tool for companies to attract and retain talented employees. But contrary to this goal, our Company's Key Employee Equity Plan gives discretion to the Compensation and Benefits Committee to provide for the vesting of unvested equity awards for executives who voluntarily resign from the Company. (emphasis added)

These statements are objectively false. In truth, section 3.4 of the Bank of America Corporation Key Employee Equity Plan, which was approved by stockholders at the Company's 2015 annual meeting, creates a minimum vesting schedule for stock-settled awards and restricts the Compensation and Benefits Committee's ability to accelerate vesting of such awards.[1] Specifically, that section states:

[1] A copy of the Key Employees Equity Plan was attached as Appendix A to the proxy statement for the Company's 2015 Annual Meeting of Stockholders, available at http://www.sec.gov/Archives/edgar/data/70858/000119312515106302/d825862ddef14a.htm. As described in the proxy statement, the Key Employees Equity Plan is the only equity plan maintained by the Company under which senior executives could be granted new equity-based awards.

> **3.4 Limitation on Vesting for Awards**. Notwithstanding any provision of the Plan to the contrary, any stock-settled Award that vests solely on the basis of the passage of time (e.g., not on the basis of achievement of performance goals) shall not vest more quickly than ratably over the three (3) year period beginning on the first anniversary of the Award, except that the Award may vest sooner under any of the following circumstances as more specifically set forth in the applicable Award Agreement: (i) the Participant's death or Disability, (ii) the Participant's involuntary termination of employment with the Company and its Subsidiaries without "cause" or termination for "retirement" (or similar term) as defined in the applicable Award Agreement, (iii) following a Change in Control consistent with the provisions of Article 13 hereof or (iv) in connection with establishing the terms and conditions of employment of a Key Employee necessary for the recruitment of the Key Employee or as the result of a business combination or acquisition by the Company or any of its Subsidiaries. The provisions of this Section 3.4 shall not apply, and in that regard no Period of Restriction is required to apply, to any Award of Restricted Stock or Restricted Stock Units that is made to a Key Employee as a portion of, or in lieu of, the Key Employee's annual cash incentive compensation under any applicable plan or program of the Company, including without limitation the Bank of America Corporation Executive Incentive Compensation Plan. The provisions of this Section 3.4 shall not apply to any Award that becomes vested based on the achievement of performance goals over a period of at least one year.

This provision was described at page 57 of the proxy statement for the Company's 2015 Annual Meeting of Stockholders, which states, "Exceptions [to the plan's prescribed minimum vesting standard] apply for awards that become vested upon the achievement of performance goals over a period of at least one year, for certain terminations of employment, in connection with the recruitment of new key employees or for the retention of key employees in connection with in a business combination, or for awards made in lieu of annual cash incentive compensation." Thus, although there are specified circumstances in which the Compensation and Benefits Committee has unrestricted discretion to accelerate the vesting of stock-settled awards under the Key Employee Equity Plan, a voluntary resignation is not one of them.

The false statements in the Supporting Statements regarding the terms of the Company's Key Employee Equity Plan speak to the Proposal's fundamental premise, that a policy is needed to restrict the Compensation and Benefit Committee's discretion to accelerate vesting of equity-based awards upon a senior executive's voluntary resignation. Just as in *Ferro Corp.*, the Supporting Statements' inaccurate comparisons between the existing restrictions on stock-settled awards under the Key Employee Equity Plan and the restriction requested under the Proposal are misleading and, because they relate to the fundamental objective of the Proposal, material to stockholders' decisions on how to vote on the Proposal.

In addition, the unusual and vague restriction on which equity-based awards would be subject to the Proposal also render the Proposal vague and misleading for purposes of Rule 14a-8(i)(3). The third paragraph of the Proposal states, "This policy . . . shall apply only to equity awards or plan amendments that shareholders approve after the date of the 2016 annual meeting." The use of the disjunctive "or" in this sentence makes it impossible for either the Company or stockholders to know what the Proposal would apply to – is it "equity awards . . . that shareholders approve after the date of the 2016 annual meeting" or "plan amendments that shareholders approve after the date of the 2016 annual meeting."[2] Regardless of how this restriction is read, in the context of the Company's executive compensation programs, it materially alters the nature of the Proposal, rendering the Proposal vague and misleading.

- If the policy requested by the Proposal is to apply to equity awards that stockholders approve after the date of the 2016 annual meeting, it is uncertain whether any senior executive awards will ever be subject to the requested policy. Although theoretically the Company could determine to submit individual equity awards to stockholders for approval, there is no regulatory requirement that it do so in the ordinary course, and in fact it is highly unusual for companies to submit individual equity awards for stockholder approval (for example, neither the Company nor its corporate predecessor has submitted individual equity awards for stockholder approval in the twenty years since it started filing its proxy statement via EDGAR).

- If the policy requested by the Proposal is to apply to plan amendments that stockholders approve after the date of the 2016 annual meeting, it is uncertain exactly what the Proposal is requesting the Company to do, as the first sentence of the Proposal addresses the adoption of a policy on how equity awards are administered in certain situations, and the Proposal does not otherwise refer to plan amendments.

The objectively false and misleading assertions in the Supporting Statement and the restrictions in the third paragraph of the Proposal each are material to stockholders considering the

---

[2] It also is unclear who determines whether to apply the requested policy to either equity awards or plan amendments that stockholders approve after the date of the 2016 annual meeting.

Proposal because they impact the fundamental premise of the Proposal: whether, in light of the terms of the Bank of America Corporation Key Employee Equity Plan, a policy change is needed to avoid discretionary acceleration of senior executive equity-based awards in the circumstances described by the Proposal, and whether the Proposal, if applied only to equity awards or plan amendments that stockholders approve after the date of the 2016 annual meeting, would result in any change in how the Company administers stock-settled awards granted to senior executives.

The Staff consistently has concurred with the exclusion of proposals under Rule 14a-8(i)(3) when implementation of a proposal would have materially different consequences from what stockholders might expect. For example, in *General Electric Co.* (avail. Jan. 21, 2011), the Staff concurred with exclusion under Rule 14a-8(i)(3) of a proposal requesting specific changes to senior executive compensation arrangements because, in the context of the company's existing executive compensation arrangements, the proposal was vague and misleading. Likewise, in *Johnson & Johnson* (avail. Jan. 31, 2007), the Staff concurred in exclusion of a stockholder proposal asking the company's board to adopt a policy that stockholders be given the opportunity to vote on an advisory management resolution to approve the compensation committee report in the proxy statement, where the proposal misleadingly implied that a vote on the compensation committee report would equate to a vote on the company's executive compensation policies.[3]

---

[3] *See also, Alaska Air Group, Inc. (Williamson)* (avail. Feb. 19, 2004) (concurring in exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board "end the discrimination against employee stockholders in company 401(k) and other stock-buying plans, who are disenfranchised when compared to the rights and privileges enjoyed by non-employee shareholders," because the proposal was materially false and misleading in suggesting that participants in the company's 401(k) plan were stockholders who were being "disenfranchised" as compared to non-employee stockholders); *Duke Energy Corp.* (avail. Feb. 8, 2002) (permitting exclusion under Rule 14a-8(i)(3) of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur" because the company had no nominating committee); *General Magic, Inc.* (avail. May 1, 2000) (permitting exclusion under Rule 14a-8(i)(3) as false and misleading of a proposal that requested the company "make no more false statements" to its stockholders because the proposal created the false impression that the company tolerated dishonest behavior by its employees when in fact, the company had corporate policies to the contrary).

As with the proposals in the precedent discussed in this letter, the effect of a stockholder vote for the Proposal is materially different from what the Proposal and Supporting Statements assert. First, the Proposal is based on a materially false and misleading premise – that there is broad discretion under the Bank of America Corporation Key Employee Equity Plan to provide for vesting of senior executive stock-settled awards upon an executive's voluntary resignation. Second, the Proposal and Supporting Statements suggest that approval of the Proposal would change how the Compensation and Benefits Committee administers equity-based awards granted in the future to senior executives when in fact the limited applicability of the Proposal means it would rarely if ever apply. Accordingly, the Proposal is materially false and misleading and excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Ross E. Jeffries, Jr., the Company's Corporate Secretary, at (980) 388-6878.

Sincerely,



Ronald O. Mueller

Enclosure

cc: Ross E. Jeffries, Jr., Bank of America Corporation
Heather Slavkin Corzo, AFL-CIO

102047398.6

EXHIBIT A


AMERICAN FEDERATION OF LABOR &
CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

Facsimile Transmittal

Date: November 17, 2015

To: Mr. Ross Jeffries

Fax: 704-409-0497

From: Heather Slavkin Corzo, AFL-CIO

Pages: 4 (including cover page)

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992
invest@aflcio.org

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 17, 2015

Mr. Ross E. Jeffries, Jr.
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
Hearst Tower, 214 North Tryon Street, NC1-027-18-05
Charlotte, North Carolina 28255

Dear Mr. Jeffries,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2015 proxy statement of Bank of America Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2016 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 6009 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at 202-637-5318 or hslavkin@aflcio.org.

Sincerely,

Heather Slavkin Corzo, Director
Office of Investment

HSC/sdw
opeiu #2, afl-cio

RESOLVED: Shareholders of Bank of America Corporation (the "Company") request that the Board of Directors adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute").

For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

This policy shall be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in existence on the date this proposal is adopted, and it shall apply only to equity awards or plan amendments that shareholders approve after the date of the 2016 annual meeting.

SUPPORTING STATEMENT:

Our Company's Key Employee Equity Plan gives the Compensation and Benefits Committee discretion to grant the right to unvested equity-based awards upon termination. This could include the departure of senior executives to pursue a government service career. In other words, senior executives could receive a "golden parachute" for entering government service.

At most companies, equity-based awards vest over a period of time to compensate executives for their labor during the commensurate period. If an executive voluntarily resigns before the vesting criteria are satisfied, unvested awards are usually forfeited. While government service is commendable, we question the practice of providing accelerated vesting of equity-based awards to executives who voluntarily resign to enter government service.

The vesting of equity-based awards over a period of time is a powerful tool for companies to attract and retain talented employees. But contrary to this goal, our Company's Key Employee Equity Plan gives discretion to the Compensation and Benefits Committee to provide for the vesting of unvested equity awards for executives who voluntarily resign from the Company.

We believe that compensation plans should align the interests of senior executives with the long-term interests of the Company. We oppose compensation plans that provide windfalls to executives that are unrelated to their performance. For these reasons, we question how our Company would benefit from providing Government Service Golden Parachutes. Surely our Company does not expect to receive favorable treatment from its former executives?

For these reasons, we urge shareholders to vote FOR this proposal.


AMALGATRUST
A division of Amalgamated Bank of Chicago

30 North LaSalle Street
Chicago, Illinois 60602
Fax: 312/267-8775

November 17, 2015

Mr. Ross E. Jeffries, Jr.
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
Hearst Tower, 214 North Tryon Street, NC1-027-18-05
Charlotte, North Carolina 28255

Dear Mr. Jeffries,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 6009 shares of common stock (the "Shares") of Bank of America Corporation beneficially owned by the AFL-CIO Reserve Fund as of November 17, 2015. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November 17, 2015. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Heather Slavkin Corzo
Director, AFL-CIO Office of Investment